Exhibit 99.2

September 9, 2019

Board of Directors

Bogota Financial, MHC

Bogota Financial Corp.

Bogota Savings Bank

819 Teaneck Road

Teaneck, New Jersey 07666

Re:	Plan of Reorganization and Minority Stock Issuance

Bogota Financial, MHC

Bogota Financial Corp.

Bogota Savings Bank

Members of the Boards of Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Reorganization and Minority Stock Issuance (the “Plan”) adopted by the Board of Directors of Bogota Savings Bank, a state-chartered savings bank. Pursuant to the Plan, Bogota Financial Corp. (the “Company”) will issue a majority of its common stock to Bogota Financial, MHC, a New Jersey mutual holding company, and sell a minority of its common stock to the public.

We understand that in accordance with the Plan, subscription rights to purchase shares of common stock in the Company are to be issued to: (1) Eligible Account Holders; (2) Tax-Qualified Plans; (3) Supplemental Eligible Account Holders; and, (4) Other Depositors. Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the community or syndicated offerings but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

(1)	the subscription rights will have no ascertainable market value; and,

(2)	the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Company’s value alone. Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.

Sincerely,

RP Financial, LC.

4250 North Fairfax Drive, Suite 600	Telephone: (703) 528-1700
Arlington, VA 22203	Fax No.: (703) 528-1788
www.rpfinancial.com	Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com